

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2021

Michael Nazak
Chief Financial Officer
Aridis Pharmaceuticals, Inc.
5941 Optical Ct.
San Jose, California 95138

> **Re: Aridis Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed April 8, 2020**
> **File No. 001-38630**

Dear Mr. Nazak:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Life Sciences